# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

## SCHEDULE 13G

**Under the Securities Exchange Act of 1934**

**FS Bancorp, Inc.**
(Name of Issuer)

**Common Stock, par value $0.01 per share**
(Title of Class of Securities)

**30263Y104**
(CUSIP Number)

**December 31, 2012**
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of Reporting Persons.
I.R.S. Identification No. of above persons (entities only).

Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Trustee for the **FS Bancorp, Inc. Employee Stock Ownership Plan**

IRS No. **51-0099493**

2. Check the Appropriate Box if a Member of a Group:

(a) ☐

(b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization:

**Delaware**

| | | |
|---|---|---|
| Number of Shares Beneficially Owned by Each Reporting Person With: | 5. Sole Voting Power: | **0** |
| | 6. Shared Voting Power: | **259,210** |
| | 7. Sole Dispositive Power: | **0** |
| | 8. Shared Dispositive Power: | **259,210** |

9. Aggregate Amount Beneficially owned by Each Reporting Person
**259,210**

10. Check if Aggregate Amount in Row (9) Excludes Certain Shares:
☐

11. Percent of Class Represented by Amount in Row (9):
**8.00%**

12. Type of Reporting Person:
**EP**

**Item 1.**

(a) Name of Issuer: **FS Bancorp, Inc.**

(b) Address of Issuer's Principal Executive Offices: **6920 220th St SW**
**STe 200**
**Mountlake Terrace WA 98043**

**Item 2.**

(a) – (c) Name, Principal Business Address and Citizenship of Person Filing:

Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Trustee
for the **FS Bancorp, Inc. Employee Stock Ownership Plan**
1013 Centre Road Ste 300
Wilmington DE 19805-1265

Citizenship: **Delaware**

(d) Title if Class of Securities: **Common Stock, par value $0.01 per share**

(e) CUSIP Number: **30263Y104**

**Item 3. If this statement is filed pursuant to Rule 13D-1(b) or 13D-2(b) or (c), check whether the person filing is a:**

(f) ☒ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

**Item 4. Ownership.**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) The **FS Bancorp, Inc. Employee Stock Ownership Plan** ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Delaware Charter Guarantee & Trust Company dba Principal Trust Company acts as the Trustee of the **FS Bancorp, Inc. Employee Stock Ownership Plan Trust** ("Trust"). As of December 31, 2012, the FS Bancorp, Inc. Employee Stock Ownership Plan Trust held 259,210 shares of the Issuer's common stock. The securities reported include all shares held of record by the Trustee. The Trustee follows the directions of the Employer, **FS Bancorp, Inc.** (the "Employer"), or other parties designated in the trust agreement between the Employer and the Trustee, with respect to voting and disposition of shares. The Trustee, however, is subject to fiduciary duties under ERISA. The Trustee disclaims beneficial ownership of the shares of common stock that are the subject of this Schedule 13G.

(b) The **259,210** shares of common stock represent **8.00%** of the Issuer's outstanding shares of common stock. The percent of class is based on shares outstanding as of December 31, 2012, as provided by the Issuer.

(c) Number of shares as to which such person has:

| | | |
|---|---|---|
| (i) | Sole power to vote or direct the vote: | **0** |
| (ii) | Shared power to vote or direct the vote: | **259,210** |
| (iii) | Sole power to dispose or direct the disposition of: | **0** |
| (iv) | Shared power to dispose or direct the disposition of: | **259,210** |

**Item 5. Ownership of Five Percent or Less of Class**

Not Applicable

**Item 6. Ownership of More Than Five Percent on Behalf of Another Person**

Not Applicable

**Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company**

Not Applicable

**Item 8. Identification and Classification of Members of the Group**

Not Applicable

**Item 9. Notice of Dissolution of Group**

Not Applicable

**Item 10. Certification**

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of having or influencing the control of the issuer of the securities and are not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

## SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

**Delaware Charter Guarantee & Trust Company**

/s/ Kristin M. Camp
**Kristin M. Camp**
**Vice President, Operations**
**February *XX*, 2013**